UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

32020F-303
(CUSIP Number)

Richard N. Massey
Bear State Financial Holdings, LLC
900 S. Shackleford, Suite 215
Little Rock, Arkansas 72211
(501) 320-4862
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Daniel L. Heard
Kutak Rock LLP
124 West Capitol Avenue, Suite 2000
Little Rock, Arkansas 72201
(501) 975-3000

March 14, 2013
 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	32020F-303

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
16,855,962(1)
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
16,855,962(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,855,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.3%(2) of Common Stock
14	TYPE OF REPORTING PERSON
PN
(1)	Includes (i) 15,760,962 shares of common stock of First Federal Bancshares of Arkansas, Inc. (the “Company”) and (ii) a warrant to purchase 1,095,000 shares of common stock of the Company.
(2)
Based upon 19,302,603 shares of common stock of the Company issued and outstanding as reported in its Annual Report on Form 10-K filed on March 8, 2013, plus 595,000 shares of common stock of the Company acquired by Bear State Financial Holdings, LLC (the “Investor”) upon partial exercise of the warrant described herein and 1,095,000 shares of common stock remaining issuable upon exercise by the Investor of such warrant.

CUSIP No.	32020F-303

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
16,855,962 (1)
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
16,855,962 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,855,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.3%(2) of Common Stock
14	TYPE OF REPORTING PERSON
IN
(1)
Includes (i) 15,760,962 shares of common stock of the Company and (ii) a warrant to purchase 1,095,000 shares of common stock of the Company.  As managing member of the Investor with voting and dispositive power over the shares of common stock owned by the Investor, Mr. Massey is deemed to be the beneficial owner of all shares of common stock owned by the Investor or to be issued to the Investor upon exercise of the warrant described herein.

(2)
Based upon 19,302,603 shares of common stock of the Company issued and outstanding as reported in its Annual Report on Form 10-K filed on March 8, 2013, plus 595,000 shares of common stock of the Company acquired by the Investor upon partial exercise of the warrant described herein and 1,095,000 shares of common stock remaining issuable upon exercise by the Investor of such warrant.

SCHEDULE 13D/A

Explanatory Note:  This Amendment No. 2 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, as amended by Amendment No. 1 thereto, dated March 13, 2013 (the “Original Schedule 13D”), by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor.  All terms not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 1.     Security and Issuer

There have been no material changes to the information previously reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

Item 2.     Identity and Background

There have been no material changes to the information previously reported in Item 2 of the Original Schedule 13D with respect to the Reporting Persons.

Item 3.     Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On March 14, 2013, the Investor partially exercised the Investor Warrant for 595,000 shares of Common Stock at an exercise price of $3.00 per share.  The Investor funded the partial exercise of the Investor Warrant from working capital, which funds were obtained from the Disposition.

Item 4.     Purpose of Transaction

“Item 4. Purpose of the Transaction” of the Original Schedule 13D is hereby amended and supplemented by replacing the last two sentences of the first paragraph thereof with the following:

On March 14, 2013, the Investor partially exercised the Investor Warrant for 595,000 shares of Common Stock at an exercise price of $3.00 per share, leaving 1,095,000 shares of Common Stock issuable under the Investor Warrant upon exercise by the Investor.  The Investor effected such partial exercise in order to maintain, and in fact increase, its position as the controlling stockholder of the Company.

Item 5.     Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          As of the date of this Amendment No. 2, the Investor beneficially owned 16,855,962 shares of Common Stock (assuming a full exercise of the Investor Warrant), which, in the aggregate, represents 87.3% of the Company’s outstanding Common Stock.  By virtue of his position as the managing member of the Investor, Mr. Massey has voting and dispositive power with respect to the Common Stock directly held by the Investor and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Investor.

Investor Warrant.  The Investor Warrant expires on June 27, 2014.  On March 14, 2013, the Investor partially exercised the Investor Warrant for 595,000 shares of Common Stock at an exercise price of $3.00 per share.  After accounting for such partial exercise, the Investor Warrant remains exercisable, in whole or in part, for 1,095,000 shares of the Company’s Common Stock at an exercise price of $3.00 per share.  The Investor Warrant and the rights thereunder are fully transferrable, in whole or in part, by the Investor.  Exercise of the Investor Warrant is subject to the overall limitation on the Investor’s ownership of 94.9% of the Company’s Common Stock. The Investor Warrant is included as an exhibit to the Original Schedule 13D and incorporated by reference into this Item.

(b)      The managing member of the Investor has the exclusive right to do all things on behalf of the Investor necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the Securities, held by the Investor.  Mr. Massey, as the Investor’s managing member, has the power to vote and to dispose of the Securities.

(c)      The Disposition occurred on March 11, 2013, and the partial exercise of the Investor Warrant occurred on March 14, 2013.

(d)      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)       Not applicable.

 Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no material changes to the information previously reported in Item 6 of the Original Schedule 13D.

Item 7.     Material to be Filed as Exhibits

There have been no material changes to the information previously reported in Item 7 of the Original Schedule 13D, except that the Joint Filing Agreement dated as of May 10, 2011, filed as Exhibit D to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 15, 2013
BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ WILLIAM “GOOSE” CHANGOSE
Name:	William “Goose” Changose
Title:	Chief Operating Officer

/s/ RICHARD N. MASSEY
Richard N. Massey